11018737

FEB 28 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kathy M. Stites 971-321-6007

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Jeannette Smith, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to StanCorp Equities, Inc., as of and for the year ended December 31, 2010 are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeannette Smith 2/25/11
Signature Date

Vice President - SEI
Title

A. Alan Smith
Notary Public

My Commission Expires: 9/15/13

OFFICIAL SEAL
A ALAN SMITH
NOTARY PUBLIC-OREGON
COMMISSION NO. 442629
MY COMMISSION EXPIRES SEPTEMBER 15, 2013

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
StanCorp Equities, Inc.
Portland, Oregon

We have audited the accompanying statements of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2010, and the related statement of operations, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules "g" and "h" listed in the accompanying Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2011

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$4,620,255
DUE FROM AFFILIATES	614,261
PREPAID EXPENSES	147,787
INCOME TAX RECEIVABLE — Net	116,507
DEFERRED TAX ASSET — Net	43,132
PROPERTY, PLANT, AND EQUIPMENT	5,619
OTHER ASSETS	5,321
TOTAL	$5,552,882

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$1,787,254
Payroll related and other payables	382,403
Other liabilities	1,339
Total liabilities	2,170,996
STOCKHOLDER'S EQUITY:	
Common stock, no par value, $0.50 stated value, 1,000,000 authorized, 10,000 issued and outstanding	5,000
Paid-in capital	3,083,696
Retained earnings	293,190
Total stockholder's equity	3,381,886
TOTAL	$5,552,882

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
12b-1 fees	$ 2,071,564
Commission income	16,990,571
Total revenues	19,062,135
EXPENSES:	
Commissions	16,990,571
Personnel	8,686,325
Sales and travel	1,853,118
Occupancy	1,641,341
Printing and postage	515,565
Other expenses	1,001,763
Total expenses	30,688,683
Operating expense offset for services provided by Standard	(11,681,982)
Net expenses	19,006,701
INCOME BEFORE INCOME TAX EXPENSE	55,434
INCOME TAX EXPENSE	44,955
NET INCOME	$ 10,479

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,479
Deferred taxes	41,038
Depreciation	749
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities — changes in:	
Due to/from affiliates	672,303
Prepaid expenses	(49,666)
Taxes receivable, net	(108,224)
Commissions payable	1,566,187
Payroll related and other payables	(690,925)
Other, net	94,415
Net cash provided by operating activities	1,536,356
INCREASE IN CASH AND CASH EQUIVALENTS	1,536,356
CASH AND CASH EQUIVALENTS — Beginning of year	3,083,899
CASH AND CASH EQUIVALENTS — End of year	$4,620,255
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for income taxes	$ 121,954

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE — January 1, 2010	$ 5,000	$ 3,083,696	$ 282,711	$ 3,371,407
Net income			10,479	10,479
BALANCE — December 31, 2010	$ 5,000	$ 3,083,696	$ 293,190	$ 3,381,886

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker-dealer.

For the sale of registered contracts, a broker-dealer must serve as principal underwriter and distributor, providing supervision and oversight that is required by the Financial Industry Regulatory Authority, Inc. Standard Insurance Company ("Standard"), a wholly owned subsidiary of StanCorp, developed a registered group annuity contract to expand its market to 403(b) plans, 457 tax exempt plans, and nonqualified deferred compensation plans of private employers. The Company acts as the principal underwriter and distributor of registered contracts for Standard. Standard and the Company have entered into an Underwriting and Service Agreement, which provides for the distribution of registered contracts, and an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the two companies.

The recordkeeping and administrative services of StanCorp's retirement plans unit, with group annuity contracts offered through Standard, are provided by Standard Retirement Services, Inc. ("SRS"). Retirement plan products and services are offered in all fifty states through Standard or SRS.

Subsequent Events — Management has evaluated subsequent events through the date these financial statements were available to be issued, February 25, 2011, and have concluded that there are no material subsequent events, which would require further disclosure.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and SRS' business sold or serviced.

Due to and From Affiliates — Amounts due from affiliates were $614,261 at December 31, 2010. Amounts due to affiliates were $0 at December 31, 2010.

Other Assets — Other assets as of December 31, 2010 include renewal deposits with the Financial Industry Regulatory Authority, Inc.

Property, Plant and Equipment — At December 31, 2010, the Company had $5,619 of property plant and equipment, which is depreciated on a straight-line basis using a half-year convention. Accumulated depreciation was $1,873 at December 31, 2010. Useful lives are determined using StanCorp's asset life schedule. The current estimated remaining useful life of fixed assets was 7.5 years as of December 31, 2010.

Payroll Related and Other Payables — Payroll related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable checks subject to state escheat reporting.

12b-1 Revenue — 12b-1 revenue represents fees paid by mutual fund companies to the Company for promotion, distribution, and marketing expenses. These fees are associated with SRS' trust plans. Effective July 1, 2010 Reliance Trust Company became the Broker of Record on all Investment Company accounts where the Company was the Broker of Record. The Company does not expect to receive 12b-1 revenue after this date.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Personnel Expense — Personnel expense represents salaries paid to the Company's personnel. During 2010, approximately 43% of the Company's registered representatives and support staff were reassigned to SRS. These employees of SRS remain registered representatives of the Company.

Printing & Postage Expense — Printing and postage for 2010 include educational and marketing materials used in our retirement business.

Other Expense — Other expense includes telephone, office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided by Standard — Related Party — Standard provides certain managerial and administrative services for the Company, including information systems, accounting, treasury, and other administrative services. These charges are netted against direct expense reimbursements by Standard and SRS pursuant to the Administrative Services Agreements with these affiliates. Sales office administration services include the expenses necessary to support the activity of the registered representatives, including the compensation of the support staff.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with StanCorp's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2010 the Company did not have any material uncertain tax positions. At December 31, 2010 the Company had federal deferred tax assets of $43,132. Included in the provision for federal income tax expense was $41,038 of deferred tax expense for 2010. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of permanent differences and the inclusion of state and local income taxes, net of the federal benefit. The combined federal and state effective tax rate was over 81% for 2010. The effective rate differed from the statutory rate primarily due to minimum state tax rates applied to revenue. During 2010, SEI incurred prior year federal, state, and local net tax adjustments of $29,327, which also caused fluctuation in the effective rate. It is the Company's accounting policy to record income tax interest and penalties in the income tax provision.

Credit Risk Concentration — Over the course of 2010 the Company had cash balances in excess of the federally insured $250,000 limit at a single financial institution. During 2011, the Company will likely have cash balances in excess of the federally insured $250,000 limit at a single financial institution.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $2,449,259 at December 31, 2010, which was $2,304,526 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1 at December 31, 2010.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects, and net capital requirements. The Company made no distributions to StanCorp during 2010.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL	
STOCKHOLDER'S EQUITY	$ 3,381,886
LESS — Nonallowable assets	932,627
NET CAPITAL BEFORE HAIRCUT ON SECURITY POSITIONS	2,449,259
HAIRCUT ON SECURITY POSITIONS	
NET CAPITAL	$ 2,449,259
COMPUTATION OF AGGREGATE INDEBTEDNESS	
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	$ 2,170,996
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.89 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)	$ 144,733
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000
NET CAPITAL REQUIREMENT (Greater of the above two amounts)	$ 144,733
EXCESS NET CAPITAL	$ 2,304,526
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 2,232,159
RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5:	
Net capital — as reported in part II (unaudited) FOCUS report	$ 2,436,248
Decrease in nonallowable assets — adjustment for presentation of income tax receivable on a net basis	13,011
NET CAPITAL PER ABOVE	$ 2,449,259

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 25, 2011

StanCorp Equities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2010
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL**

* * * * * *

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)